Exhibit 99.3

Borr Drilling Fleet Status Report - 16th February 2022

New Contracts / Extensions / Amendments

Idun
• Signed Contract (from LOA): March 2022 to May 2023, Petronas Carigali Sdn Bhd (PCSB), Malaysia
Groa
• Signed Contract (from LOA): March 2022 to March 2024, QatarEnergy, Qatar
Norve
• Signed Contract: September 2022 to April 2023, BWE, Gabon
Natt
• Signed Contract (from LOA): January 2022 to January 2023, ENI Congo
Prospector 5
• Signed Contract: April 2022 to May 2022, Dana Petroleum, Netherlands
Ran
• Signed Contract: August 2022 to January 2023, Wintershall, Mexico

Letters of Award / Letters of Intent / Negotiations

Thor
• LOA: June 2022 to May 2023, Undisclosed, Southeast Asia

Other Developments

Gunnlod
• Concluded operations with PTTEP Malaysia in November 2021 and commenced its subsequent contract with IPC, Malaysia in December 2021
Idun
• Well based contract with Petronas Malaysia ended in December 2021 and is currently under preparation for its subsequent contract
Mist
• Commenced operations with PTTEP, Thailand in November 2021
Norve
• Commenced operations with Vaalco Energy, Gabon in December 2021
Natt
• Commenced operations with ENI, Congo in January 2022
Gerd
• Commenced operations with Addax, Cameroon in February 2022
Prospector 5
• Well based contract with CNOOC, UK concluded in December 2021
Rigs Under Construction
• Delivery dates postponed to 2025 (subject to completion of yard and refinancing agreements)

This summary is provided as a courtesy and is not intended to replace a detailed review of the Fleet Status Report. This summary contains information on letters of intent/award and advanced negotiations. Letters of intent/award or advanced negotiations may not result in an actual drilling contract.

Borr Drilling Fleet Status Report - 16th February 2022

Rig Name	Rig Design	Rig Water Depth (ft)	Year Built	Customer / Status	Contract Start	Contract End	Location	Comments

Contracted Rigs

Gunnlod	PPL Pacific Class 400	400 ft	2018	IPC	December - 2021	March - 2022	Malaysia	Operating
Idun	KFELS Super B Bigfoot Class	350 ft	2013	Available	January - 2022	February - 2022	Malaysia	Contract Preparations
				Petronas Carigali	March - 2022	May - 2023	Malaysia	Committed with option to extend
Mist	KFELS Super B Bigfoot Class	350 ft	2013	PTTEP	November - 2021	June - 2022	Thailand	Operating with option to extend
Saga	KFELS Super B Bigfoot Class	400 ft	2018	Hess	September - 2021	August - 2022	Malaysia	Operating
Skald	KFELS Super B Bigfoot Class	400 ft	2018	PTTEP	June - 2021	June - 2024	Thailand	Operating with option to extend
Thor	KFELS Super B Bigfoot Class	400 ft	2019		December - 2021	May - 2022	Singapore	Contract Preparations
				Undisclosed	June - 2022	May - 2023	Southeast Asia	LOA
Gerd	PPL Pacific Class 400	400 ft	2018	Addax	February - 2022	March - 2023	Cameroon	Operating with option to extend
Natt	PPL Pacific Class 400	400 ft	2018	ENI	January - 2022	January - 2023	Congo	Operating with option to extend
Norve	PPL Pacific Class 400	400 ft	2011	Vaalco	December - 2021	April - 2022	Gabon	Operating with option to extend
				BW Energy	September - 2022	April - 2023	Gabon	Committed with option to extend
Groa	PPL Pacific Class 400	400 ft	2018		Q4 - 2021	Q1 - 2022	Cameroon	Contract Preparations
				Qatar Energy	March - 2022	March - 2024	Qatar	Committed with option to extend
Prospector 1 [1]	F&G, JU2000E	400 ft	2013	Kistos	July - 2021	February - 2022	Netherlands	Operating
				Neptune	March - 2022	August - 2022	Netherlands	Committed with option to extend
Prospector 5 [1]	F&G, JU2000E	400 ft	2014	Available	January - 2022	March - 2022	United Kingdom	Contract Preparations
				Dana Petroleum	April - 2022	May - 2022	Netherlands	Committed
Ran [1]	KFELS Super A	400 ft	2013	Petrofac	February - 2022	June - 2022	United Kingdom	Committed with option to extend
				Wintershall	August - 2022	January - 2023	Mexico	Committed
Galar	PPL Pacific Class 400	400 ft	2017	PEMEX	April - 2020	December - 2022	Mexico	Operating
Gersemi	PPL Pacific Class 400	400 ft	2018	PEMEX	August - 2019	December - 2022	Mexico	Operating
Grid	PPL Pacific Class 400	400 ft	2018	PEMEX	August - 2019	December - 2022	Mexico	Operating
Njord	PPL Pacific Class 400	400 ft	2019	PEMEX	June - 2020	December - 2022	Mexico	Operating
Odin	KFELS Super B Bigfoot Class	350 ft	2013	PEMEX	March - 2020	December - 2022	Mexico	Operating

Available Rigs

Frigg [1]	KFELS Super A	400 ft	2013	Available			Cameroon	Warm Stacked
Gyme	PPL Pacific Class 400	400 ft	2018	Available			Singapore	Warm Stacked
Hermod	KFELS B Class	400 ft	2019	Available			Singapore	Warm Stacked
Heimdal	KFELS B Class	400 ft	2020	Available			Singapore	Warm Stacked
Hild	KFELS Super B Class	400 ft	2020	Available			Singapore	Warm Stacked

Under Construction Rigs

Tivar	KFELS Super B Bigfoot Class	400 ft		Under Construction			KFELS shipyard, Singapore	Rig Delivery in May - 2025
Vale	KFELS Super B Bigfoot Class	400 ft		Under Construction			KFELS shipyard, Singapore	Rig Delivery in July - 2025
Var	KFELS Super B Bigfoot Class	400 ft		Under Construction			KFELS shipyard, Singapore	Rig Delivery in September - 2025
Huldra	KFELS Bigfoot B Class	400 ft		Under Construction			KFELS shipyard, Singapore	Rig Delivery in October - 2025
Heidrun	KFELS Bigfoot B Class	400 ft		Under Construction			KFELS shipyard, Singapore	Rig Delivery in December - 2025

1 - HD/HE Capability.

				Operating / Committed	Available	Cold Stacked	Under Construction

Total Fleet			28	18	5	0	5

Borr Drilling Fleet Status Report - 16th February 2022

Rig Name	Location	2021	2022	2023	2024
Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Premium Jack-Ups
Thor	Southeast Asia	Warm Stacked	LOA	Option
Gunnlod	Malaysia	PTTEP	IPC
Idun	Malaysia	Vestigo	Petronas Carigali	Petronas Carigali	Option
Mist	Thailand	ROC Oil	Warm Stacked	PTTEP	Option
Saga	Malaysia	JX Nippon	PTTEP	Hess
Skald	Thailand	PTTEP	Option
Gerd	Cameroon	Warm Stacked	ADDAX	Option
Natt	Congo	First E&P	Oriental	ENI	Option
Norve	Gabon	BWE	Vaalco	Option	BWE	Option
Groa	Qatar	Warm Stacked	QatarEnergy	Option
Prospector 1 [1]	Netherlands	One-Dyas	Neptune	Kistos	Neptune	Option
Prospector 5 [1]	United Kingdom / Netherlands	CNOOC	Dana
Ran [1]	United Kingdom / Mexico	Warm Stacked	Petrofac	Mob	Wintershall
Galar	Mexico	PEMEX
Gersemi	Mexico	PEMEX
Grid	Mexico	PEMEX
Njord	Mexico	PEMEX
Odin	Mexico	PEMEX
Frigg [1]	Cameroon	Warm Stacked
Gyme	Singapore	Warm Stacked
Heimdal	Singapore	Warm Stacked
Hermod	Singapore	Warm Stacked
Hild	Singapore	Warm Stacked

Jack-Ups Under Construction
Tivar	KFELS shipyard, Singapore	Rig Delivery in May - 2025
Vale	KFELS shipyard, Singapore	Rig Delivery in July - 2025
Var	KFELS shipyard, Singapore	Rig Delivery in September - 2025
Huldra	KFELS shipyard, Singapore	Rig Delivery in October - 2025
Heidrun	KFELS shipyard, Singapore	Rig Delivery in December - 2025

Firm	Option	Available	Under Construction

1 - HD/HE Capability

Borr Drilling Fleet Status Report - 16th February 2022

Additional information regarding this Fleet Status Report

This summary contains information on letters of intent/award and advanced negotiations. Letters of intent/award or advanced negotiations may not result in an actual drilling contract.

Forward Looking Statements:

The statements described in this status report that are not historical facts are "Forward Looking Statements".

Forward Looking Statements reflect management’s current expectations and assumptions, and are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. No assurance can be given that the expectations expressed in these Forward-Looking Statements will prove to be correct. Actual results could differ materially from expectations expressed in, or implied by, the Forward-Looking Statements if one or more of the underlying assumptions or expectations proves to be inaccurate or is unrealised. These include, but are not limited to, changes to commencement dates, contract duration, earned day rates, locations and other contractual terms; risks relating to the delivery of drilling rigs under construction; sale and purchase of drilling units; oil and gas prices; and risks associated with international operations generally.

No Forward-Looking Statement contained in herein or expressed elsewhere should be relied upon as predicting future events.
We undertake no obligation to update or revise any Forward-Looking Statements to reflect events or circumstances that occur, or which we become aware of, after the date hereof, except as otherwise may be required by law.